EXHIBIT 99.2

NEXPLORE TAPS BLINKX FOR ADVANCED VIDEO SEARCH

NeXplore, blinkx Target Rising Video Advertising Revenue

FRISCO, TX - September 25, 2007 - NeXplore Corporation (NASDAQ OTC: NXPC), today announced it has partnered with blinkx, the world's largest video search engine, to provide advanced video search functionality for NeXplore Search, an innovative search engine optimized for a superior end-user experience and the delivery of highly targeted search, display and rich-media ads. NeXplore Search private beta launch is slated for later this month.

Under the terms of the agreement, blinkx will power video search for NeXplore Search, allowing the new search engine to leverage results from blinkx's index of over 14 million hours of searchable audio-visual content. NeXplore and blinkx will share revenue generated from ads accompanying video or audio search results displayed on a co-branded results page.

The rapid growth and promising potential of online video advertising is generating great excitement. eMarketer predicts the U.S. online video advertising market will grow from $775 million in 2007 - up 89 percent from 2006 - to $4.3 billion by 2011. Pew Internet & American Life Project reports that 57 percent of all Internet users watch videos online, with 19 percent doing so on a daily basis. Among the growing number of Internet users with broadband, 74 percent watch or download videos. Reporting on video's impact on search advertising, IDC notes that while spending on search engine advertising will continue to grow, it will gradually lose market share as video advertising increases, declining from 40 percent in 2006 to 32 percent in 2011.

"We're delighted to be powering video search for NeXplore," said Suranga Chandratillake, founder and CEO, blinkx. "With an index of more than 14 million hours of content and our patented, award-winning technology, NeXplore users will be able to easily and immediately find, experience and share relevant content."

"We built NeXplore Search from the ground up with the aim of providing users and advertisers a new-generation of search specifically optimized for rich-media and video display. blinkx pioneered video search on the Internet and is the world's largest single index of rich media content on the Web today. Their leadership in video search and distribution technology and strong commitment to innovation and to providing a deeply satisfying experience for users makes blinkx a natural fit and great partner for NeXplore," said Dion Hinchcliffe, chief technology officer for NeXplore Corporation.

Commenting on the partnership with blinkx, Edward Mandel, chief executive officer for NeXplore Corporation, said: "We are extremely pleased and excited to partner with this established video search leader. This key strategic relationship with blinkx helps us to quickly and more fully monetize NeXplore Search by enabling us to place highly relevant advertising against blinkx's vast index of video content. Equally important, NeXplore Search users are sure to be thrilled with immediate access to blinkx's comprehensive index of high-quality video content. We look forward to a lasting and mutually beneficial relationship with blinkx."

About blinkx

blinkx (London AIM: BLNX) is the world's most comprehensive video search engine. Today, blinkx has indexed more than 14,000,000 hours of audio, video, viral and TV content, and made it fully searchable and available on demand. blinkx's founders set out to solve a significant challenge - as TV and user-generated content on the Web explode, keyword-based search technologies only scratch the surface. blinkx's patented search technologies listen to - and even see - the Web, helping users enjoy a breadth and accuracy of search results not available elsewhere. In addition, blinkx powers the video search for many of the world's most frequented sites. blinkx is based in San Francisco and London. More information is available at http://www.blinkx.com.

About NeXplore Corporation

NeXplore Corporation (NASDAQ OTC: NXPC) improves the online experience by providing Web tools and destinations that empower people to drive and define a World Wide Web perfectly suited for their unique needs, interests, and online pursuits. For advertisers, NeXplore offers a full array of search, display and interactive advertising products to reach and engage targeted consumers. For more information about NeXplore Corporation, visit http://www.nexplore.com.

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Forward-Looking Statements: A number of statements contained in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. These risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. These risks and uncertainties include, but are not limited to: our ability to commercialize a proprietary product, our ability to generate product sales and operating profits, potential vulnerability of technology obsolescence, potential competitive products by better capitalized companies, potential difficulty in managing growth, dependence on key personnel, and other risks which will be described in future company Securities and Exchange Commission filings.

Investor Contact:	Media Contacts:

Ronald Blekicki	Rory Doherty
(303) 494-3617	(214) 459-6321
info@hanoverfinancialservices.com	rdoherty@NeXplore.com